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                            October 26, 2021

       Chaohui Chen
       Director and Chief Executive Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed October 18,
2021
                                                            File No. 333-257782

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

       Amendment No. 1 to Form F-3 Filed October 18, 2021

       Cover page

   1. Please amend your cover page to provide a clear description of how cash is transferred through your
organization and include cross references to a more detailed discussion.
 Chaohui Chen
FirstName
uCloudlinkLastNameChaohui  Chen
           Group Inc.
Comapany
October 26,NameuCloudlink
            2021          Group Inc.
October
Page 2 26, 2021 Page 2
FirstName LastName
        Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Shu Du